UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-12079

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐	Form 10-K	☐	Form 20-F	☒	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: March 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpine Corporation
Calpine Corporation Retirement Savings Plan
Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street
Address of Principal Executive Office (Street and Number)

San Jose, CA 95113
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Calpine Corporation Retirement Savings Plan (the “Plan”) is filing this 12b-25 with respect to the filing of its annual report on Form 11-K for the year ended December 31, 2005, with a filing due date of June 29, 2006.

The Plan is unable to file its annual report on Form 11-K by the due date without unreasonable effort or expense because Calpine Corporation (the “Plan Sponsor”) has experienced the loss of key personnel in its accounting and SEC reporting functions since December 2005 when the Plan Sponsor filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. With fewer key personnel, the Plan Sponsor could not devote personnel resources to completing the Plan’s annual report on Form 11-K prior to filing the Plan Sponsor’s quarterly report on Form 10-Q for the period ended March 31, 2006. Previously, the Plan Sponsor filed a Form 12b-25 with respect to its quarterly report on Form 10-Q.

The Plan is making diligent efforts to file its annual report on Form 11-K for the year ended December 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nancy Murray	408	995-5115
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
Quarterly Report on Form 10-Q for the period ended March 31, 2006

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	/s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President, Controller and Chief Accounting Officer